The  Annual  Meeting of Stockholders was held on  March  23,
2010.

A   proposal   to   reapprove  the  2005  Equity   Incentive
Compensation Plan was approved with 9,966,947 votes for, 1,648,255 votes against, and 616,612 shares abstaining.